SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

COMPANHIA ABERTA

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras") hereby informs its shareholders and the market in general that it received today  the Official Letter No. 571/2016/CVM/SEP/GEA-1 from the Brazilian Securities and Exchange Commission, requesting clarifications regarding the article published by the newspaper "O Globo" on December 20, 2016, entitled "Fraud in the Amazon", as set out at the end of this announcement:

In response to the letter and in addition to the Market Announcement dated November 11, 2016, the Company clarifies that:

1.   The article coveres the same topic as the one covered by  the Market Announcement of November 11, 2016, regarding the audit report of the Federal Audit Court (TCU) in connection with the Belo Monte Hydroelectric Power Plant, which is the responsibility of the special purpose entity Norte Energia S.A., in which Eletrobras owns a minority shareholding of 15% (fifteen percent), while its subsidiaries Companhia Hidroelectrica do São Francisco - Chesf and Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, hold 15% (fifteen percent) and 19.98% (nineteen point ninety-eight percent), respectively;

2.   The TCU requested explanations and further information from Eletrobras and other third parties in respect of this subject;

3.   With regard to the Eletrobras companies, the Company is working to provide all available information within the time frame granted by the TCU, which has not yet expired, and will continue to cooperate with the TCU in order to provide the necessary clarifications.

4.   Accordingly, the Company understands that there are no new material facts which were not already appropriately disclosed to the market.

Rio de Janeiro, December 21, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Officla Letter 571°/2016/CVM/SEP/GEA-1

Subject:  Request for clarification on press article

Dear Officer,

1. In reference to the article entitled "Fraud in the Amazon", published in the newspaper "O Globo" on 12/20/2016, which includes the following statements:

"Investigation into only 53% of the contracts of the Belo Monte plant reveals the diversion of public money in an amount equivalent to half of Petrobras' corruption losses.”

The colossus is located in the Amazon, in the bed of the Xingu river, near Altamira (Pará). This summer it wil commence operations with the installation of the fourth turbine, following 41 years of troubled planning and execution of works.

By Christmas 2019, a further fourteen engines will be added, making it one of the largest hydroelectric power plants operating in the world. The energy will be extracted from an artificial lake of a size equivalent to 64 times the size of Copacabana. When operating at full power, Belo Monte will have sufficient capacity (11,233.1 MW) to supply 40% of all Brazilian households.

Built on enough concrete for the construction of 48 Maracanã stadiums, the Belo Monte powerplant has become a majestic monument to fraud in public sector businesses, at a cost that already exceeds R$30 billion.

The first analysis of construction expenses, carried out by auditors commissioned by the Public Prosecutor's Office, revealed a surplus of R$3.3 billion. It is the product of the sum of R$2.9 billion in prices charged above market value and R$400 million in expenses that have no basis, are inconsistent or simply unjustified.

MARKET ANNOUNCEMENT

This was verified during the examination of only 53% of the civil works contracts, in which R$7.7 billion were spent. Auditors could not go any further as the state-owned group Eletrobrás (owner of 49.9% of the project) and Norte Energia (concessionaire with 95% public capital) "imposed all kinds of difficulties" regarding the inspection - from the delivery of blocked electronic files to evasion of information, according to the Federal Court of Accounts.

Still, with only a little more than half of Belo Monte's construction contracts, an amount of money diverting half of the corruption losses declared by Petrobras in the accounting balance of 2014, released in April of the last year.

The case of the Belo Monte hydroelectric plant suggests the probability that the state power sector will surpass the already known creativity for diverting public money, either deliberatly or with a blind eye from political leaders, the direct or indirect beneficiaries from corporate financing of electoral campains.

Statements from executives of the contractors that form part of the consortium (Odebrecht, Andrade Gutierrez, Camargo Corrêa, Queiroz Galvão, Galvão Engenharia and OAS) indicate that in Belo Monte, a fee of 1% to 1.5% over works and equipment contracts was charged. Half was collected for the Workers Party and another half collected for PMDB.

These bribes were negotiated by Antonio Palocci, former finance minister of Lula and former head of Dilma's Civil House, according to executives responsible for the contractors' payments. The goal was to fund the 2010 and 2014 election campaigns.

Four decades ago Brazil was flirting with the project of a super-hydroelectric plant in the Amazon. It was nothing more than an old idea. Belo Monte was built to benefit PT and PMDB.

2. Relating to this, we ask the CFO to clarify whether the news are true, and, if confirmed, to explain the reasons why this did not warrant a material fact, as well as any additional information deemed important.

3. The answer should be submitted through the Empresa.NET System category: Market Announcement, type: Clarifications Inquiries CVM/BOVESPA, subject: Disclosed in the news media, which should include a transcript of this Official Letter.

MARKET ANNOUNCEMENT

4. It should be noted that CVM Instruction No. 358/2002, Article 3, provides that it is incumbent upon the Investor Relations Officer to disclose and communicate to the CVM and, as the case may be, to the stock exchange and any organized over-the-counter market on which the securities issued by the company are admitted to trading, any relevant act or fact occurring or related to its business, as well as ensuring its wide and immediate dissemination, simultaneously in all markets in which such securities are admitted to trading.

5. In addition, CVM Instruction No. 358/2002, article 4, sole paragraph, also provides for the obligation to inquire of the company's management and controlling shareholders, as well as all other persons with access to relevant acts or facts, whether they are aware of information that must be disclosed to the market in order to ascertain whether they know information that should be disclosed to the market.

6. The Superintendence of Corporate Relations will be responsible for, in the use of its legal attributions and, based on Law No. 6,385/1976, article 9, item II, and CVM Instruction No. 452/2007, the determination of the application of a fine, in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirements of this letter, within 1 (one) business day, as of receipt  of the letter sent by email.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.